Innovex, Inc.
5540 Pioneer Creek Drive
Maple Plain, Minnesota  55359

March 15, 2007

Ms. Angela Crane
Branch Chief
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:          Innovex, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2006 Filed December 8, 2006

Form 8-K Filed January 19, 2007

File No. 000-13143

Dear Ms. Crane:

As requested, we are responding to your letter dated March 6, 2007.  For convenience and clarity, we have set forth the text of your comments below.  We are responding to the comments in the order presented.

Form 10-K for the Fiscal Year-Ended September 30, 2006

Item 8. Financial Statements and Supplementary Data, page 32

Note A — Summary of Significant Accounting Policies, page 39

Principles of Consolidation and Fiscal Year, page 39

1.                                       We note that although your fiscal years end on the Saturday nearest to September 30th, you present consolidated balance sheets and income statements as of and for the years ended September 30, 2006, 2005 and 2004 for clarity of presentation.”

•                  Please tell us the exact date of each of your last three fiscal year ends and clearly explain the adjustments you made in order to present the information as of September 30th of each year.

•                  Tell us why management believes such presentation is appropriate.

•                  Please have your auditors explain why they believe that the audit reports opining on consolidated balance sheets dated September 30, 2006 and 2005 and income statements and cash flows for the three years ended September 30, 2006, although the actual period ended on different days and covered different periods, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

Response:

Our fiscal 2006 ended September 30, 2006, fiscal 2005 ended October 1, 2005 and fiscal 2004 ended October 2, 2004.  No adjustments were made to any of these fiscal years.  Each year contained activity through the actual fiscal year end dates noted above; no activity was added or deleted to provide results through September 30.

Using this methodology, most quarters have 13 weeks and end on a Saturday and most fiscal years have 52 weeks and end on a Saturday.  This provides a very high level of comparability between quarters and fiscal years.  Ending each quarter on a Saturday also results in the same number of business days in each quarter to enhance comparisons between quarters.  The results from the 14 week quarter and 53 week fiscal year required every six years to utilize this method are fully disclosed in the affected periods.  Our manufacturing operation functions on a weekly basis for both planning and operational purposes.  Using the 52/53 week methodology allows our financial results to match our operational results.  It is also our understanding that utilizing a 52/53 week fiscal year is a common practice at manufacturing companies.

In our future filings, we will note the actual period end date on the face of the financial statements.   We will also disclose in the footnotes to our financial statements that the difference between using a 52/53 week year and a twelve-month fiscal year is not material to our financial statements.

We have discussed the above presentation with our auditors who confirm that their report included in our September 30, 2006 Form 10-K properly identifies the financial statements covered by their report when read in connection with our financial statements and related disclosures.  Their report in the future will conform to our disclosure changes indicated above.

Note L — Restructuring charges, page 49

2.                                       Please expand your restructuring discussion in future filings ( including your next Form 10-Q) to fully comply with the disclosure requirements of paragraph 20 of SFAS 146, paragraph 26 of SFAS 144 and SAB topic 5-P until the restructuring activity is complete.  Specifically revise future filings to disclose:

•                  The total amount expected to be incurred in connection with the restructuring activity, the amount incurred in the period and the cumulative amount incurred to date.

•                  The impact of the restructuring cost on future operating costs and liquidity.  If cost savings have been offset by increases in other costs or decreases in revenues, describe and quantify these events.  This may be provided in MD&A.

•                  A description of the impaired assets and the method used to determine fair market value.  Note if you refer to an independent appraisal, you should name the independent appraisal firm.  In addition, if you intend to incorporate you Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the “Experts” section and include its consent in the registration statement.

Response:

Future filings will include a more detailed restructuring discussion as requested including a table summarizing expected restructuring charges and activity to date.   Future filings will provide the name of independent appraisers used to determine fair market values for any future net asset impairments.  Any incorporation of the Form 10-K by reference into any registration statement will identify the appraisal firms in the “Experts” section.

Litchfield and Eastlake Restructuring:

As noted in the third paragraph of Note L on page 49 of the Company’s 2006 Form 10-K, the total amount of restructuring charges expected for the Litchfield and Eastlake restructuring is $7.5 million.  Fiscal 2006 restructuring charges of $2.0 million and the cumulative amount incurred to date are the same as the restructuring activity began on January 16, 2006.  As noted in the second paragraph of Note L, total asset impairment charges related to the restructuring were $8.1 million and $2.0 million in the first and fourth quarters of fiscal 2006 for a total of $10.1 million.  No additional asset impairment charges are expected.

As noted in the MD&A on page 24 of the Company’s 2006 Form 10-K, in the second and third paragraphs under Restructuring — Litchfield and Eastlake, the restructuring actions are expected to result in an annual operating expense reduction of approximately $18 million which will be realized in subsequent years.  The estimated savings of $18 million is based on a comparison of the fixed cost structure in place on December 31, 2005 to our estimated fixed cost structure for the fourth quarter of fiscal 2007 after the completion of the planned restructuring. Approximately $16.5 million of the projected savings are expected to have a positive impact on cash flow upon realization.  These cash related savings are comprised of $11.5 million related to compensation reductions and $5 million related to other spending.

The $1.5 million remaining savings are expected to be depreciation related and have no impact on cash flow.  Through September 30, 2006, annualized operating cost savings of approximately $10 million have been realized primarily comprised of compensation savings of $7 million, other operating cost savings of $1.5 million and depreciation savings of $1.5 million.  The remaining expected benefit of $8 million should be realized by the end of fiscal 2007.  The impact of these reductions in our fixed cost basis has not been evident in our operating results as a result of concurrent reductions in revenue.

As noted in the MD&A on page 24 in the fourth paragraph under Restructuring — Litchfield and Eastlake, the assets that were impaired include the Litchfield and Eastlake facilities and related equipment. The fair value of these assets was determined using appraised values.

The related equipment referenced includes all of the equipment at the Litchfield and Eastlake locations.  The fair value for the Litchfield facility asset impairment was determined from an independent appraisal performed by Ruhland Commercial Consultants, Ltd.  The fair value for the equipment located at the facilities was determined from appraisals performed by Asset Reliance International, LLC.

Maple Plain Restructuring:

With the exception of the final disposition of the Maple Plain facility, the Maple Plain restructuring is essentially complete.  The total restructuring charge expected is the same as the restructuring charges incurred to date of $6.1 million.  Total asset impairment charges of $14.1 million were incurred related to the Maple Plain restructuring

Details related to the $6.1 million total Maple Plain restructuring charge were disclosed in Note L on page 49 of the Company’s 2006 Form 10-K in the second paragraph under Maple Plain restructuring.  As noted in the first paragraph, $1.6 million of the $6.1 million total restructuring charges was incurred in fiscal 2006, $2.8 million in fiscal 2005 and $1.7 million was incurred in fiscal 2004.  Also as noted in the first paragraph of the Maple Plain restructuring section of Note L, $13.1 million of the asset impairment charges were recorded in fiscal 2004 with the remaining $1.0 million recorded in fiscal 2006.

As noted in the MD&A on page 25 of the Company’s 2006 Form 10-K in the third paragraph under Maple Plain restructuring, the restructuring actions resulted in annualized operating cost savings of approximately $7 million primarily comprised of cash related compensation and other savings of $5 million on an annual basis and depreciation savings of $2 million on an annual basis.  The remaining expected benefit of $1 million should be realized upon the sale of the Maple Plain facility and as the FSA product line reaches its end of life.

As noted in the MD&A on page 25 in the first paragraph under Maple Plain restructuring, the assets that were impaired included the Maple Plain facility and related equipment and equipment used in the FSA attachment process.

The fair value for the Maple Plain facility asset impairment was determined from an independent appraisal performed by Diversified Real Estate Services, Inc.  The fair value for the equipment located at the Maple Plain facility was determined from appraisals performed by Asset Reliance International, LLC.  The fair value of the assets used in the FSA attachment process was determined using an estimated future cash flow basis.

Form 8-K filed January 16, 2007

3.                                       We note the non-GAAP information, revenue excluding pass through material and net loss and net loss per share excluding restructuring charges included in the press release furnished in Form 8-K filed January 16, 2007.  Your non-GAAP presentation does not appear consistent with our guidance and requirements on such presentation.  Please address the following:

•                  Please tell us what is meant by “excluding pass through material” and how it is calculated.  Also explain the types of revenue transactions it represents.

•                  Your presentation lacks substantive disclosure that is addressed in Question 8 of the FAQ dated June 13, 2003.  For example, the disclosure does not explain the economic substance behind management’s decision to use the measures and why you believe the measures provide additional insight into your financial results.  Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which management compensates for such limitations.

•                  Revise future filings as necessary.

Response:

In addition to the disclosure of revenue, net loss and net loss per share determined according to GAAP included in the press release furnished in the Form 8-K filed January 16, 2007, we included supplemental disclosures intended to improve the understanding of our underlying revenue base and ongoing operations.

As we have disclosed since fiscal 2004, our Flex Suspension Assembly (FSA) product, which made up over 60% of our GAAP revenue, is being phased out by our largest customer.  The FSA product consists of an Innovex manufactured flexible circuit attached to a suspension purchased externally.  Historically, the cost of the suspension was approximately 50% of the finished FSA selling price.  In fiscal 2004, a high end FSA product was introduced by our customer where the cost of the suspension represented approximately 75% of the finished FSA selling price.  The majority of our remaining products consist primarily of Innovex manufactured flexible circuits, while some of our remaining products also include the addition of pass-through material components.  The margin on these products, including the FSA, is related to the Innovex manufactured flexible circuit as the cost of the customer specified components are passed through to our customers with limited opportunity for a profit margin.  Presenting revenue excluding pass-through material allows readers to determine the margin generating portion of our revenue and margin performance for that portion.  The change in the gross margin of our revenue mix driven by the increase in the high end FSA product in fiscal 2005 and 2006 and the expected decline of the FSA revenue in fiscal 2007 is significant.    Due to the transitional circumstances related to these products, we believe the disclosures made in our press releases are meaningful to the reader.

Revenue excluding pass-through material is calculated by subtracting pass-through material from GAAP revenue.  Pass-through material is defined as material components where our customer provides the specifications, dictates the supplier and negotiates the price of components to be added to the Innovex manufactured flexible circuit.  As noted above, the product including the highest portion of pass-through material on a per revenue dollar and in total is our FSA product.

While we included details related to the calculation of revenue excluding pass-through material in the fiscal 2005 third and fourth quarter press releases when we first began using the measurement, we have not provided a detail explanation of the measurement in recent press releases.  Future filings will include an explanation of how revenue excluding pass-through materials is calculated and the information it provides or it will direct readers to that information located on our website.  Future filings will also include a reconciliation of revenue excluding pass-through materials to total revenue.

Providing net loss and net loss per share excluding restructuring costs calculations in addition to net loss and net loss per share disclosures provides the reader information related to our operating results excluding charges related to transitional activities.  In the future, whenever net loss excluding restructuring or net loss per share excluding restructuring are presented in a filing, we will provide a reconciliation of these amounts to GAAP net loss and net loss per share in the filing.

In response to your request, by this letter the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas W. Keller, Vice President Finance, at 763-479-5325 if you have any questions or need additional information.

Sincerely,

Innovex Inc.

/s/ Douglas W. Keller

Douglas W. Keller, Vice President Finance